June 7, 2019

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Justin Dobbie
Rolf Sundwall
Jim Rosenberg

Re:	Stoke Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 23, 2019
File No. 333-231700

Ladies and Gentlemen:

We are submitting this letter on behalf of Stoke Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2019 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-231700) initially filed with the Commission on May 23, 2019 (“Registration Statement”). The Company advises the Staff that it has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on June 7, 2019. The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter, and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, a copy of this letter and two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Registration Statement on Form S-1

Description of capital stock

June 7, 2019

Anti-takeover provisions

Restated certificate of incorporation and restated bylaw provisions, page 151

1.

We note your response to comment 8 in our letter dated April 17, 2019 that it is the registrant’s position that the reference “to the fullest extent permitted by law” in your certificate of incorporation is sufficient to indicate that your exclusive forum provision will not apply to actions brought under the Exchange Act. However, this may not be clear to investors. If you do not intend to state in your certificate of incorporation that the provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act, as you do on page 153. In addition, please expand your risk factor on page 57 to state that your exclusive forum provision applies to claims under the Securities Act and to address any uncertainty as to whether a court would enforce an exclusive forum provision with respect to claims under the Securities Act.

The Company acknowledges the Staff’s comment and advises the Staff that it in response, it has revised its disclosure in the risk factor on pages 57 and 58 titled “Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.” In addition, the Company advises the Staff that it will include similar language in future filings. For example, the Company will include such language in the risk factors that it will include in each annual report on Form 10-K (irrespective of any exemptions which may be available to the Company), and to the extent that the Company includes risk factors with its quarterly reports on Form 10-Q, as it currently anticipates doing for the foreseeable future, it will include the same language there. Furthermore, the Company will include the related disclosure on pages 154 and 155 in all future filings that call for disclosure under Item 202 of Regulation S-K. The Company believes that by adding these disclosures to its future filings, investors will be informed that the reference “to the fullest extent permitted by law” will not apply to actions brought under the Exchange Act.

* * * * * * *

June 7, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

/S/ Robert A. Freedman

Robert A. Freedman Partner

FENWICK & WEST LLP

cc:	Edward M. Kaye, Chief Executive Officer
Stephen J. Tulipano, Chief Financial Officer
Stoke Therapeutics, Inc.

Effie Toshav, Esq.
Julia Forbess, Esq.
Fenwick & West LLP

Deanna Kirkpatrick, Esq.
Marcel Fausten, Esq.
Davis Polk & Wardwell LLP